Winner Medical Group Inc.
Winner Industrial Park, Bulong Road
Longhua, Shenzhen City, 518109
People Republic of China

May 12, 2006

H. Yuna Peng
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Winner Medical Group Inc. Amendment to Registration Statement on Form SB-2 File Number; 333-130473 Filed: April 7, 2006
On behalf of Winner Medical Group Inc. (“Winner” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 28, 2006, providing the Staff’s comments with respect to the above referenced amendment to registration statement on Form SB-2 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Prospectus Summary

1.
The business conducted by Winner Group Limited, as the predecessor of the registrant, should be more fully described. In addition, we do not understand the statement that it "is the holding company of all Winner subsidiaries". Please explain and elaborate.

Winner Response: As indicated in the first full paragraph of page 2 of the Registration Statement, when we refer in the Registration Statement to business and financial information for periods prior to the consummation of the reverse acquisition, we are referring to the business and financial information of Winner on a consolidated basis unless otherwise specified. As a result, the business conducted by Winner Group Limited, as the predecessor of the Company, has been discussed in detail under the caption “PROPECTUS SUMMARY - The Company - Our Business.” In response to the Staff’s comments, we have revised the Registration Statement to provide more comprehensive disclosure of the business of Winner Medical Group and its subsidiaries:

Through our subsidiary Winner, our business consists of research and development, manufacturing and marketing of medical dressings and medical disposables. We own eleven operating subsidiaries and one trading company, and we established several integrated manufacturing and processing lines for our core products. Our product offerings include surgical dressings, dressing packs, wound care dressings, protective products, medical instruments, dental products, hygiene products and home care products.

We are engaged in the manufacture, commercialization and distribution of medical dressings and medical disposables. In fiscal year 2005, approximately 90% of our products were exported and we accounted for about 10% of the total exports from China of these products. Through a network of more than 100 OEMs, distributors, wholesalers and manufacturers’ representatives, our products have been sold in approximately 80 countries, including, Japan, Germany, U.S., Italy, Holland, France, South America, China, Africa and the Middle East. Our major target markets are the major international markets outside of China. China currently accounts for les than 12% of our total sales volume. Our medical device products are listed with the Food and Drug Administration, which gives us the ability to directly export some of our products to the United States.

In addition, we have revised the Registration Statement to clarify the meaning of Winner Limited Group to mean "the holding company of all Winner subsidiaries." The Registration Statement now provides that:

Winner’s operations began with Winner Medical & Textile Ltd. Zhuhai which was incorporated in China in February 1991 by our CEO, President and director Mr. Jianquan Li. Over the years, Winner expanded to eleven factories and one trading company. Winner Group Limited was incorporated as a Limited Liability Exempted Company in the Cayman Island on April 2003 and is the holding company of all Winner business operations. Winner Limited Group owns 100% of Winner Medical International Trading Co., Ltd., Winner Industries (Shenzhen) Co., Ltd., Winner Medical & Textile Ltd. Zhuhai, Winner Medical & Textile Ltd. Jingmen, Winner Medical & Textile Ltd. Tianmen, Hubei Winner Textiles Co., Ltd., Winner Medical & Textile Ltd. Yichang, Winner Medical & Textile Ltd. Jiayu, Winner Medical & Textile Ltd., Chongyang and Winner Medical (Huanggang) Co., Ltd. Winner Limited Group also owns 60% of Shanghai Winner Medical Apparatus Co., Ltd., and 55% Chongyang Wenqiang Medical Treatment Materials Co., Ltd (in liquidation).

 Market For Our Common Stock, page 10

2.	As previously requested, correct the last line of the table; the columns appear to be reversed.

Winner Response: We have corrected the last line of the table.

Contractual Obligations, page 22

3.	Please explain to us on a supplemental basis why the disclosure about Tianmen Bank and Longhua Bank is deleted.

Winner Response: The disclosures about Tianmen Bank and Longhua Bank were deleted because the terms of the three loan contracts are terminated and all related loans have been repaid.

Executive Compensation, page 42

4.
We note that you declared a "ratable" dividend in the amount of $1,872,750. In light of the fact that Mr. Li and Mr. Fang were the only shareholders when the dividend was declared, please include the dividend as part of the executive compensation table.

Winner Response: In response to the Staff’s comments, we have revised footnote 4 to the executive compensation table which now provides that:

In 2005, Mr. Li received an annual compensation of RMB 600,000 which is approximately $75,000. On August 20, 2005, the board of directors of our subsidiary, Winner Group Limited, declared a dividend in the amount of $1,856,831.62 to Mr. Li. As a stockholder, Mr. Li received such dividend in the amount of $500,527.84 and $500,000 from Winner Group Limited in December 2005 and January 2006, respectively. The rest of the dividend in the amount of $856,303.78 will be paid to Mr. Li before June 2006.

Certain Relationships and Related Transactions, page 47

5.	Please define "ratable" dividend.

Winner Response: We have revised the Registration Statement to provide the following:

On August 20, 2005, the board of directors of our subsidiary, Winner Group Limited, declared a ratable dividend in the amount of $1,856,831.62 and $15,918.38, to Mr. Jianquan Li, our CEO, President and director, and Mr. Xiuyuan Fang, our CFO, Vice President, Treasurer and director, respectively. Such amounts are in proportion to the 99.15% and 0.85% of ownership of Winner Group Limited owned by Mr. Li and Mr. Fang, respectively. We paid Jianquan Li $500,527.84 and $500,000 in December 2005 and January 2006, respectively. The rest of the dividend in the amount of $856,303.78 and $15,918.38 will be paid to Mr. Li and Mr. Fang before June 2006, respectively. Messrs. Li and Fang were the only shareholders of Winner Group Limited when such dividend was declared.

You Can Find More Information, page 57

6.	Please update SEC's address.

Winner Response: We have updated SEC’s address to 100 F Street, NE, Washington, DC 20549.

Financial Statements, page F-1

7.
We note your response to prior comment 21. Please revise the financial statements of Winner Group for the years ended September 30, 2005 and 2004 to retroactively reflect the change in capitalization due to the reverse merger. Note that the equity portion of the balance sheet, the statement of stockholders' equity, and earnings per share on the income statement should be restated to reflect the revised capital structure resulting from the reverse merger. We note that the ending balances in the stockholders' equity accounts in the financial statements for the year ended September 30, 2005 differ from the beginning balances in the financial statements for the three months ended December 31, 2005. Please revise your disclosures accordingly.

Winner Response: We have replaced the audited financial statements of Winner Group Limited with those of Winner Medical Group Inc., in order to retroactively reflect the change in capitalization due to the reverse merger.

Note 12 - Commitments and Contingencies, page F-13

8.
Refer to prior comment 22. Please revise the footnotes to the interim and annual financial statements to disclose the fair value of all derivatives as of each balance sheet date. Disclose the amount of gains and losses reported for each period. Disclose the financial statement line items these amounts are included in.

Winner Response: We have added further disclosures regarding the fair value of derivatives as of each balance sheet date, gains and losses from derivatives for each period under Note 12 of the financial statements.

9.
We note your disclosure regarding the contractual obligation to issue warrants to Heritage Management Consultants. Please disclose the material terms of the warrants to be issued, including the contractual life, exercise price, vesting provisions, and registration rights (if any). Tell us how you evaluated the commitment to issue the warrants under EITF 96-18 to determine whether any expense and/or liability should be recorded as of December 31, 2005.

Winner Response: We have revised the disclosures under the contractual obligations regarding warrants to be issued to Heritage Management Consultants that covered material terms of that agreement and the basis of evaluating expense or liability incurred on the issuance of the warrants concerned. Based on the terms of the agreement, the service period has not started until January 25, 2006 and therefore there would not be any expenses charged before December 31, 2005.

10.
Please file the agreements with Heritage Management Consultants as material contract exhibits in accordance with Item 601 of Regulation S-B, or tell us why you believe the agreements are not required to be filed.

Winner Response: The agreements with Heritage Management Consultants are being filed as material contract exhibits.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186 - 755) 28138888 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely, Winner Medical Group Inc. By: /s/ Jianquan Li Jianquan Li Chief Executive Officer